FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         November, 2003

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia. Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

Page 2/2
November 28, 2003

This Form 6-K consists of:

1.	Copy (as attached) of unaudited interim financial statements (2003 Third Quarter Report) for the 9 month period ended September 30, 2003, as mailed to the Company's shareholders and as filed with Canadian regulatory authorities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 28th day of November, 2003.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

BEVERAGE CORPORATION

3rd QUARTER REPORT
FOR THE 9 MONTHS ENDED SEPTEMBER 30, 2003

November 17, 2003

Dear Shareholders:

While overall sales for the Company’s beverage lines were down on a year over year basis, the Company is encouraged that sales of its Clearly Canadian brand in particular are showing a positive change in those regions where we are now established with dedicated distributors. Even though we are seeing some positive results from these changes, the Company still requires additional working capital to establish sustained profitability and operations going forward. To assist the Company in this regard, we have engaged the services of certain parties to identify and evaluate strategic partnerships for the Company in an effort to enhance the Company’s financial position.

In the face of a challenging quarter, we continued to control our SG&A expenses by reducing areas of expense that did not directly affect sales. Although we did not surpass sales year over year, our efforts to increase the focus of our distributors has resulted in September 2003 sales being the highest sales of any month of the current year. We believe that this monthly improvement is the direct result of recent distributor changes and increased sales to other major customers, and we are aggressively working in an effort to continue this trend.

In 2003, Clearly Canadian has continued with its plan to reposition its premium brands and restructure its distribution system. As part of this plan, the Company has also developed an innovative approach for international distributors and marketers to maximize their opportunities with brand Clearly Canadian throughout the world. Strategic Brand Partnering (“SBP”) offers commercial arrangements tailored to suit the needs of the distributors in markets outside of the US and Canada. Under the SBP program, international distributors are able to purchase licensed manufacturing rights for Clearly Canadian products that can then be produced more economically in such markets. Ultimately, SBP will enable more competitive pricing in international markets while contributing royalties to the Company.

Based in part on the results we have seen to date, we believe that the steps that management have been taking and the changes that we are implementing will contribute favourably to the performance of our beverages in 2004 and beyond. We thank you for your continued support.

Sincerely,

Signed “ Douglas L. Mason”

Douglas L. Mason
President

Management Discussion and Analysis

Operating Results

The following discussion addresses the operating results and financial condition of Clearly Canadian for the nine months ended September 30, 2003. This discussion and analysis is qualified in its entirety by reference to and should be read in conjunction with the Company’s unaudited September 30, 2003 and audited December 31, 2002 financial statements as well as the cautionary, forward-looking statements at the end of this section.

As previously announced (February 27, 2002), the Company’s wholly owned U.S. subsidiary, CC Beverage (U.S.) Corporation, sold certain of its business assets. This divestiture included the sale of its private label co-pack bottling business, Cascade Clear brand water business and related production assets (which sale was completed in February 2002). As a result of this divestiture, for reporting purposes, the results and financial position of the Company now reflect the results of the “continuing operations” for the nine months ended September 30, 2003.

Results of Continuing Operations for the third quarter of 2003:

Net loss from continuing operations for the three months ended September 30, 2003 was $(781,000) or $(0.12) per share on sales revenues of $3,849,000 compared to $(520,000) or $(0.08) per share on sales revenues of $5,889,000 for the same period in 2002.

Net loss from continuing operations for the nine months ended September 30, 2003 was $(2,086,000) or $(0.31) per share on sales revenues of $10,932,000 compared to $(815,000) or $(0.12) per share on sales revenues of $17,672,000 for the nine months ended September 30, 2002.

While overall sales for the Company’s beverage lines were down on a year over year basis, the Company is encouraged that sales of its Clearly Canadian brand in particular have been stabilized and are showing a positive change in those regions where we are now established with dedicated distributors. In 2003, Clearly Canadian has continued with its plan to reposition its premium brands, restructure its distribution system, and develop innovative packaging and flavors for its beverages. As part of this plan, the Company has also developed an innovative approach for international distributors and marketers to maximize their opportunities with brand Clearly Canadian throughout the world. Strategic Brand Partnering (“SBP”) offers commercial arrangements tailored to suit the needs of the individual distributor, investor, licensee, and market. Under the SBP program, international distributors are able to purchase licensed manufacturing rights for Clearly Canadian products that can then be produced more economically in such markets. SBP will enable more competitive pricing in international markets while contributing royalties to the Company. The Company has begun discussions with several parties to form SBP relationships internationally. The Company has also engaged the services of two parties to assist in identifying and evaluating strategic options for the Company that will provide working capital going forward.

Selling, general and administrative expenses were $1,576,000 for the three months ended September 30, 2003 compared with $2,206,000 for the same period in 2002, representing a reduction in such expenses of 29%. Selling, general and administrative expenses were $4,808,000 for the nine months ending September 30, 2003 compared to $6,195,000 for the same period in 2002, representing a reduction in such expenses of 22%.

In the third quarter, the Company continued to control SG&A. For the remainder of 2003 and into 2004, the Company remains focused on continuing to build on recent improvements to the effectiveness of its distribution system and to capitalize on its strong brand awareness and equity within the marketplace.

Gross profit for the three months ended September 30, 2003 was $918,000 (24%) compared to $1,722,000 (29%) for the same period in 2002. Gross profit for the nine months ended September 30, 2003 was $3,022,000 (28%) compared to $5,602,000 (32%) for the nine months ended September 30, 2002. The decrease of the Company’s gross profit is primarily attributed to the write down of inventories related to required label changes and discontinued packaging in the quarter.

Liquidity and Capital Resources

As at September 30, 2003, the Company had a working capital deficit of $1,326,000 compared to a working capital surplus of $24,000 as at December 31, 2002. As at September 30, 2003, the Company had bank indebtedness of $777,000 compared to bank indebtedness of $702,000 as at December 31, 2002.

Net cash used for operating activities for the first nine months of 2003 was $158,000, consisting primarily of operating loss for the nine months less changes in non-cash working capital balances of $1,686,000.

To September 30, 2003, financing and investing activities provided net cash of $139,000, consisting of an increase in bank indebtedness of $75,000, and proceeds from the issuance of capital stock and warrants of $66,000.

Licensing Agreement

During 2001, Reebok International Ltd. (“Reebok”) granted a license to the Company to distribute a Reebok branded fitness water beverage in the United States, Canada and the Caribbean. The License Agreement is for an initial term of three years (ending December 31, 2003), together with three two-year renewal terms and is subject to certain performance obligations. Under the License Agreement, the Company pays Reebok a royalty based on a percentage of net sales of the Reebok branded beverage. In the third quarter, as required under the license agreement, the Company has given Reebok its notice that it wishes to renew the license agreement for the next two-year term. To date, the Company has not met its contract renewal performance obligations, and further, the Company may not achieve such obligations by December 31, 2003. As a result, Reebok may not renew the license agreement in whole or in part. Should Reebok elect not to renew the license agreement, the Company would consider developing its own line of fitness water products and/or formulating such a product line for other potential customers.

Corporate Governance

Clearly Canadian believes that quality corporate governance is essential to ensuring effective management of our Company. Clearly Canadian’s corporate governance policy is substantially aligned with the guidelines set out in the report of The Toronto Stock Exchange Committee on Corporate Governance in Canada. Shareholders will find the Company’s governance policies outlined in its information circular which accompanies the Company’s Notice of the Annual General Meeting.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s business strategies, market conditions, outlook and other matters. Statements in this report that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “plans”, “estimates”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s analysis of its product distribution systems, and anticipated changes thereto, and the Company’s expectations regarding the effects of its restructuring efforts, and anticipated reductions in expenses associated therewith, and the effects of its anticipated product distribution changes and promotional and marketing activities and the potential benefits of such changes, efforts and activities on the Company’s results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support capital expansion plans and general operating activities, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favourable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

Clearly Canadian Beverage Corporation
Consolidated Balance Sheets
As at September 30, 2003 and December 31, 2002
(in thousands of United States dollars, except where indicated)

	Unaudited
	September 30, 2003 $	December 31, 2002 $

Assets

Current assets
Accounts receivable	1,211	1,191
Inventories	1,168	2,439
Assets held for sale (note 2)	935	935
Prepaid expenses, deposits and other assets	316	271

	3,630	4,836
Long-term investments	107	88
Distribution rights	1,913	1,913
Property, plant and equipment (note 2)	2,812	3,042
Assets held for sale (note 2)	462	462
Prepaid contracts (note 7)	233	306

	9,157	10,647

Liabilities

Current liabilities
Bank indebtedness (note 2)	777	702
Accounts payable and accrued liabilities	4,061	3,578
Current portion of long-term debt	118	116
Convertible debenture (note 9)	--	416

	4,956	4,812
Long-term debt (note 2)	1,790	1,112

	6,746	5,924

Shareholders' Equity

Capital stock
Authorized
200,000,000 common shares without par value
10,000,000 preferred shares with a par value of CA$1 each
Issued (note 3)
7,168,682 (2002 - 7,043,682) common shares without par value
Outstanding (note 3)
6,795,682 (2002 - 6,670,682) common shares without par value	58,272	58,237
Warrants (note 3)
1,527,500 (2002 - 1,500,240)	190	415
Options (note 3)
1,693,836 (2002 - 1,685,802)	13	--

Equity component of convertible debenture	26	26
Contributed surplus (note 3)	256	--
Cumulative translation adjustment (note 8)	(1,693)	(1,388)
Deficit	(54,653)	(52,567)

	2,411	4,723

	9,157	10,647

Subsequent event (note 9)

Approved by the Board of Directors Director Signed "Douglas L. Mason"	Director Signed "Stuart R. Ross"

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Clearly Canadian Beverage Corporation
Consolidated Statements of Operations
For the nine months ended September 30, 2003 and 2002

(in thousands of United States dollars, except where indicated)

	Unaudited For the 3 months ended		Unaudited For the 9 months ended
	September 30 2003 $	September 30 2002 $	September 30 2003 $	September 30 2002 $

Sales	3,849	5,889	10,932	17,672

Cost of sales	2,931	4,167	7,910	12,070

Gross profit	918	1,722	3,022	5,602

Selling, general and administration expenses	1,576	2,206	4,808	6,195
Amortization	71	103	229	320

Loss before the following	(729)	(587)	(2,015)	(913)

Other income (expense) - net	(51)	(46)	(67)	(12)
Interest on long-term debt	(1)	(2)	(4)	(5)

Loss before income taxes	(781)	(635)	(2,086)	(930)

Recovery of (Provision for) income taxes	--	115	--	115

Loss for the period	(781)	(520)	(2,086)	(815)

Deficit - Beginning of period	(53,872)	(49,279)	(52,567)	(48,984)

Deficit - End of period	(54,653)	(49,799)	(54,653)	(49,799)

Basic and diluted loss per share	(0.12)	(0.08)	(0.31)	(0.12)

Weighted average shares outstanding	6,795,682	6,670,682	6,766,836	6,659,986

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Clearly Canadian Beverage Corporation
Consolidated Statements of Cash Flows
For the nine months ended September 30, 2003 and 2002

(in thousands of United States dollars, except where indicated)

	Unaudited For the 3 months ended		Unaudited For the 9 months ended
	September 30 2003 $	September 30 2002 $	September 30 2003 $	September 30 2002 $

Cash flows from operating activities
Loss for the period	(781)	(520)	(2,086)	(815)
Items not involving cash (note 4(a))	71	136	242	335

	(710)	(384)	(1,844)	(480)

Changes in non-cash working capital balances related to
operations (note 4(b))	668	(1,035)	1,686	(2,316)

	(42)	(1,419)	(158)	(2,796)

Cash flows from investing activities
Proceeds from sale of production facility	--	--	--	1,675
Proceeds on sale of property, plant and equipment	--	35	1	255
Purchase of property, plant and equipment	--	(5)	--	(30)
Acquisition of other assets	--	--	--	(418)

	--	30	1	1,482

Cash flows from financing activities
Increase (decrease) in bank indebtedness	(46)	1,227	75	1,227
Repayment of long-term debt	(1)	--	(3)	(167)
Proceeds from issuance of capital stock
and warrants (note3)	--	--	66	21

	(47)	1,227	138	1,081

Effect of exchange rates on cash and cash equivalents	89	64	19	7

Increase (decrease) in cash and cash equivalents	--	(98)	--	(226)
Cash and cash equivalents
- Beginning of period	--	98	--	226

Cash and cash equivalents
- End of period	--	--	--	--

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
For the period ended September 30, 2003
(in thousands of United States dollars, except where indicated)

1	Basis of Presentation

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company’s latest annual filing. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from management’s best estimates as additional information becomes available in the future.

2	Balance sheet components

Bank indebtedness

The Company has a $2,000,000 operating line of credit available with a United States bank, which bears interest at U.S. prime plus 4% with a 12-month term ending June 24, 2004 and is collateralized by a first lien on certain accounts receivable and inventories. At September 30, 2003, $785,000 has been drawn on this line of credit.

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
For the period ended September 30, 2003
(in thousands of United States dollars, except where indicated)

Property, plant and equipment

				Unaudited September 30, 2003

	Cost $	Accumulated amortization $	Writedown $	Net $

Continuing operations
Land and water sources	1,829	--	--	1,829
Buildings	1,034	695	--	339
Equipment	3,630	3,084	--	546
Leasehold improvements	122	24	--	98

	6,615	3,803	--	2,812

Held for sale
Land and water sources	669	--	--	669
Buildings	1,188	460	--	728
Equipment	515	515	--	--

	2,372	975	--	1,397

	8,987	4,778	--	4,209

			December 31, 2002

	Cost $	Accumulated amortization $	Writedown $	Net $

Continuing operations
Land and water sources	1,829	--	--	1,829
Buildings	1,034	670	--	364
Equipment	3,631	2,890	--	741
Leasehold improvements	122	14	--	108

	6,616	3,574	--	3,042

Held for sale
Land and water sources	1,252	--	583	669
Buildings	1,541	460	353	728
Equipment	521	515	6	--

	3,314	975	942	1,397

	9,930	4,549	942	4,439

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
For the period ended September 30, 2003
(in thousands of United States dollars, except where indicated)

Long-term debt

	Unaudited June 30, 2003 $	December 31, 2002 $

Convertible promissory notes of CA$1,750,000, unsecured, non-interest bearing, repayable semi-annually commencing March 1997, repayable in
cash or shares at the option of the Company	1,296	1,112
Convertible debentures of CA$670,000, secured, bearing interest at 10%, interest paid monthly, the debenture units are repayable by December
1, 2006 and convertible into common shares at the option of the holder
at any time prior to repayment at CA$0.80 per share (see note 9)	494	--
Mortgage payable with land and buildings pledged as collateral, bearing
interest at 4.80%, repayable at CA$1,192 per month, maturing in August 2004	118	116

	1,908	1,228
Less
Current portion	118	116

	1,790	1,112

3	Capital Stock

	Issued	Outstanding	$

Capital Stock
Common shares - December 31, 2002	7,043,682	6,670,682	58,237
Shares issued on February 28, 2003	125,000	125,000	35

Common shares - September 30, 2003	7,168,682	6,795,682	58,272

Warrants - December 31, 2002	1,500,240	1,500,240	415
Warrants expired on January 29, 2003	(97,740)	(97,740)	(256)
Warrants issued on February 28, 2003	125,000	125,000	31

Warrants - September 30, 2003	1,527,500	1,527,500	190

Stock options - December 31, 2002	1,685,802	1,685,802	--
Expired - exercise price CAD$1.75	(292,183)	(292,183)	--
Expired - exercise price CAD$1.50	(142,724)	(142,724)	--
Expired - exercise price CAD$1.35	(20,000)	(20,000)	--
Expired - exercise price CAD$1.15	(95,000)	(95,000)	--
Granted - exercise price CAD$0.65	35,000	35,000	13
Granted - exercise price CAD$0.65	285,000	285,000	--
Expired - exercise price CAD$0.65	(12,059)	(12,059)	--
Granted - exercise price CAD$0.70	230,000	230,000	--

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
For the period ended September 30, 2003
(in thousands of United States dollars, except where indicated)

	Issued	Outstanding	$

Granted - exercise price CAD$0.65	20,000	20,000	--

Stock options - September 30, 2003	1,693,836	1,693,836	13

Contributed surplus - December 31, 2002			--
Warrants expired on January 29, 2003			256

Contributed surplus - September 30, 2003			256

        On January 29, 2003, 97,740 warrants issued on January 29, 1998 with an exercise price of USD$7.44 had expired.

On February 11, 2003, the Company granted incentive stock options to certain officers and directors to acquire up to an aggregate of 230,000 shares of the Company. The stock options have a 10 year term and are exercisable at CA$ 0.70 per share.

On April 29, 2003, the Company granted incentive stock options to certain officers, directors and employees to acquire up to an aggregate of 285,000 shares of the Company. The stock options have a 10 year term and are exercisable at CA$ 0.65 per share.

On April 29, 2003, the Company granted incentive stock options to a consultant to acquire up to an aggregate of 35,000 shares of the Company. The stock options have a 5 year term and are exercisable at CA$ 0.65 per share. As it relates to this option grant, USD$13,000 has been expensed in the same period.

At the Company’s annual general meeting held on June 26, 2003, the shareholders approved the repricing of up to 415,395 previously granted stock options. Pursuant to the repricing, the exercise price of the stock options were reduced to CA$0.65, representing an exercise price which is not less than the average closing price of the Company’s shares on the Toronto Stock Exchange (“TSX”) for the 10 trading days preceding the announcement of the repricing by news release on May 2, 2003. The repricing of the stock options was accepted by the TSX as of August 21, 2003. At the time the repricing was implemented, there were 385,895 outstanding stock options affected.

On September 8, 2003, the Company granted incentive stock options to certain officers, directors and employees to acquire up to an aggregate of 20,000 shares of the Company. The stock options have a 10 year term and are exercisable at CA$ 0.65 per share.

If the company had adopted the fair value method of accounting for options granted to employees, officers and directors, the Company would have recorded a compensation expense of $645,000 in respect of the stock options granted and repriced in the year. The Company’s net loss and loss per share would have been as indicated in the proforma notes below:

	$	$	$	$
Quarter ended:	Sept 30	Jun 30	Mar 31	Total

Loss for the period before stock based compensation	(781)	(677)	(628)	(2,086)
Stock-based compensation	(428)	(116)	(101)	(645)

Proforma loss for the year	(1,209)	(793)	(729)	(2,731)

Basic and diluted loss per share as reported	(0.12)	(0.10)	(0.09)	(0.31)
Per share impact of stock-based compensation	(0.06)	(0.02)	(0.02)	(0.10)

Proforma loss per share	(0.18)	(0.12)	(0.11)	(0.41)

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
For the period ended September 30, 2003
(in thousands of United States dollars, except where indicated)

The stock-based compensation of $645,000 was determined using the Black-Scholes pricing model and the following weighted average assumptions:

	Sept 8		Aug 21		April 29		Feb 11

Weighted average grant date fair value	CA$ 0.	65	CA$ 0.	65	CA$ 0.	65	CA$ 0.	70
Risk free interest rate	4.99%		4.99%		4.99%		4.99%
Expected life	10 yea	r	variou	s	10 yea	r	10 yea	r
Expected volatility in the market price of the shares	120.5%		120.5%		120.5%		120.5%
Expected dividend yield	--		--		--		--

On February 28, 2003 the Company completed a private placement of 125,000 units of the Company at CAD $0.80 per unit raising gross proceeds of CAD $100,000. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant is exercisable at a price of CAD $0.80 for a period of one year.

The fair value of the share purchase warrants in the amount of CAD$46,000 and the remaining value allocated to common shares in the amount of CAD $54,000 was determined using the Black-scholes pricing model and the following weighted average assumptions:

Weighted average grant date fair value	CA$ 0.	80
Risk free interest rate	4.99%
Expected life	1 year
Expected volatility in the market price of the shares	120.5%
Expected dividend yield	--

The fair value of $31,000 ascribed to the warrants issued on February 28, 2003 was determined using the Black-Scholes pricing model and the following weighted average assumptions:

Weighted average grant date fair value	CA$ 0.	80
Risk free interest rate	4.99%
Expected life	1 year
Expected volatility in the market price of the shares	120.5%
Expected dividend yield	--

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
For the period ended September 30, 2003
(in thousands of United States dollars, except where indicated)

4	Supplementary cash flow information

	Unaudited For the 3 months ended		Unaudited For the 9 months ended
	Sept. 30 2003 $	Sept. 30 2002 $	Sept. 30 2003 $	Sept. 30 2002 $

a) Items not involving cash
Loss on sale of property, plant and equipment	--	33	--	15
Amortization of property, plant and equipment	71	103	229	320
Stock options granted	--	--	13	--

	71	136	242	335

b) Changes in non-cash working capital balances
related to operations
Accounts receivable	159	872	(20)	(51)
Inventories	464	517	1,271	(713)
Prepaid expenses, deposits and other assets	136	250	28	(88)
Accounts payable and accrued liabilities	(91)	(2,674)	407	(1,464)

	668	(1,035)	1,686	(2,316)

c) Non-cash investing and financing activities
Proceeds on sale of production facility	--	--	--	2,219
Reduction on debt assumed on disposition	--	--	--	(2,219)
Disposition of long-term investment	--	--	--	64
Acquisition of other assets	--	--	--	(64)

	--	--	--	--

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
For the period ended September 30, 2003
(in thousands of United States dollars, except where indicated)

5	Segmented Information

The presentation of the segmented information is based on the way that management organizes the business for making operating decisions and assessing performance. The Company operates solely in the beverage industry and management uses geographic areas to monitor the business. The “other” segment represents sales outside North America. Management evaluates the performance of each segment based on the loss (earnings) from continuing operations.

The transactions between segments are measured at the exchange value, which is the amount of consideration established and agreed to be each segment.

	Unaudited For the 3 months ended		Unaudited For the 9 months ended
	September 30, 2003 $	September 30, 2002 $	September 30, 2003 $	September 30, 2002 $

Sales
Canada
Total sales	846	889	2,119	2,294
Less: Sales to other segments	--	--	--	(1)

Sales to external customers	846	889	2,119	2,293

United States
Total sales	3,532	5,672	10,180	17,131
Less: Sales to other segments	(800)	(800)	(1,778)	(2,130)

Sales to external customers - continuing
operations	2,732	4,872	8,402	15,001

Other
Sales to external customers	271	128	411	378

Continuing operations - external customers	3,849	5,889	10,932	17,672

Interest expense on operating line of credit
and long term debt
Canada	13	2	39	5
United States	27	27	64	30
Other	--	--	--	--

	40	29	103	35

Amortization
Canada	44	76	146	239
United States	27	27	83	81
Other	--	--	--	--

	71	103	229	320

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
For the period ended September 30, 2003
(in thousands of United States dollars, except where indicated)

	Unaudited For the 3 months ended		Unaudited For the 9 months ended
	September 30, 2003 $	September 30, 2002 $	September 30, 2003 $	September 30, 2002 $

(Loss) earnings for the period before income
taxes
Canada	(432)	(356)	(1,292)	(1,049)
United States	(349)	(278)	(792)	121
Other	--	(1)	(2)	(2)

	(781)	(635)	(2,086)	(930)

Assets
Canada			4,565	5,670
United States			4,564	7,911
Other			28	28

			9,157	13,609

Assets held for sale
Canada			797	797
United States			600	600
Other			--	--

			1,397	1,397

Property, plant and equipment additions
Canada			--	28
United States			--	2
Other			--	--

			--	30

6	Related party transactions

In the ordinary course of business, the Company may enter into transactions with related parties. All related party transactions are recorded at their exchange amounts, which are agreed to by the related parties.

During the nine months ended September 30, 2003, the Company paid CA$95,274 to a limited partnership for the lease of the Company’s head office of which certain directors, and a company with common directors, have an ownership interest therein.

Also, see note 7.

Clearly Canadian Beverage Corporation
Notes to Consolidated Financial Statements
For the period ended September 30, 2003
(in thousands of United States dollars, except where indicated)

7	Consulting contracts

The Company has contracts for terms of three to five years with certain senior officers, directors or companies controlled by them. These contracts require the Company to pay consulting fees totalling approximately $755,000 per year. The contracts also require the Company to assume certain monetary obligations to the senior officers, directors and/or companies controlled by them in the event of termination of the contracts by the Company without cause. As at September 30, 2003, the minimum aggregate obligation to be assumed by the Company in these circumstances is approximately $2,205,000.

During 2001, the shareholders approved the amendment of certain consulting contracts to reduce the ongoing fees payable. In exchange, the Company paid to the companies controlled by the applicable directors/officers a total of $418,000 in cash and $64,000 in common shares of a publicly traded company. The Company is recognizing the expense related to the deferred charge over five years, the term of the original contracts. During the period the Company expensed $ 72,000 of the deferred charge, recorded $97,000 as a current prepaid item, leaving a balance of $ 233,000 as long-term prepaid contracts.

8	Cumulative translation account

Unrealized translation adjustments, which arise on the translation to United States dollars of assets and liabilities of the Company’s self-sustaining operations, resulted in an unrealized translation loss of $305,000 for the period. The movement in the translation adjustment in the current period reflects the change in the exchange rate between the Canadian dollar and the United State dollar.

9	Subsequent events

On October 24, 2003, the Company completed the sale of a water source property located in British Columbia for a purchase price of CA$275,000. In connection with such sale, the Company has retained an eight year license which entitles the Company to draw up to 1,750,000 gallons per year at no cost during the first four years of the license and at a price of CA$0.01 per gallon in the last four years of the license.

During the year ended December 31, 2002, the Company issued 670 debenture units, raising gross proceeds of CA$670,000, of which CA$345,000 was raised from certain directors and officers of the Company. The debentures were originally repayable by December 1, 2003, however, in October 2003, the debenture holders agreed to extend the maturity date for the debenture by three years to December 1, 2006.

In October 2003, the Company entered into an agreement to sell an office building owned by its US subsidiary, CC Beverage (U.S.) Corporation (“CC Beverage”), which office building is located in Burlington, Washington. The purchaser is a limited partnership that is owned and controlled by two of the Company’s directors. The purchase price for the building is $570,000, of which $100,000 has been paid as a refundable deposit. Completion of the sale is subject to the purchaser obtaining financing. As part of the transaction, CC Beverage has agreed to lease back the office building, although it is CC Beverage’s intention to assign the lease or sublet the building to a third party.

16

CORPORATE PROFILE

Board of Directors
Gerald M. Astor
Glen D. Foreman
Neville W. Kirchmann
Philip J. Langridge
Douglas L. Mason
Bruce E. Morley
Stuart R. Ross
Nigel G. Woodall

Corporate Officers
Douglas L. Mason
Chief Executive Officer and President

Stuart R. Ross
Chief Financial Officer

Bruce E. Morley
Chief Legal Officer and Secretary

Tom Koltai
Chief Operating Officer

Kevin Doran
Senior Vice-President, Marketing and Sales

Corporate Head Office
Clearly Canadian Beverage Corporation
West Vancouver, British Columbia, Canada
1-800-663-5658 (in U.S.A.)
1-800-663-0227 (in Canada)
www.clearly.ca
e-mail: info@clearly.ca

U.S. Subsidiary
CC Beverage (U.S.) Corporation
P.O. Box 326
Burlington, Washington, USA
1-800-735-7180 (in U.S.A. and Canada)

Stock Exchanges
Toronto Stock Exchange (trading symbol: CLV)
OTCBB (trading symbol: CCBC)

Registrar and Transfer Agent
Pacific Corporate Trust Company
Vancouver, British Columbia, Canada
1-877-288-6822

Shareholder Information
Clive Shallow, Manager, Shareholder Communications
1-800-663-56548 (in U.S.A.)
1-800-663-0227 (in Canada)
e-mail:  info@clearly.ca